SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 26, 2003

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On June 25, 2003, the Company issued a news release announcing completion of purchase of Colorado properties from The Williams Companies, Inc (NYSE:WMB). The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

The press release of Petroleum Development Corporation, dated June 25, 2003 announcing completion of purchase of Colorado properties from The Williams Companies, INC (NYSE:WMB). The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date June 26, 2003

By /s/ Dale G. Rettinger
      Dale G. Rettinger